ACKNEIL MULDROW, III
212.872.1064/fax: 212.872.1002
tmuldrow@akingump.com
July 30, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 0407
Washington, DC 20549
Attn: Lyn Shenk
          Branch Chief

Re:	Thor Industries, Inc.
File No. 001-09235
Form 10-K: For the fiscal year ended July 31, 2008
Form 10-Q: For the quarterly period ended January 31, 2009
Form 10-Q: For the quarterly period ended April 30, 2009
REQUEST FOR RETURN OF SUPPLEMENTAL
INFORMATION PURSUANT TO RULE 12B-4
Ladies and Gentlemen:
     Pursuant to Rule 12b-4 (“Rule 12b-4”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we respectfully request on behalf of Thor Industries, Inc. (the “Company”), confidential treatment of the supplemental information (the “Confidentially Submitted Information”) which has been previously provided to you in connection with the Company’s response to paragraph 8 of that certain letter dated July 1, 2009 from the Securities and Exchange Commission (the “SEC”) to the Company (the “SEC Letter”). The Confidentially Submitted Information consists of certain impairment analyses relating to the Company’s Keystone operating unit.
     We also request on behalf of the Company that the Confidentially Submitted Information be treated as a nonpublic and confidential matter pursuant to the Freedom of Information Act, 5 U.S.C. Section 552 and the applicable SEC regulations, and that the Confidentially Submitted Information not be published or made available to any person or entity. Pursuant to 18 U.S.C. Section 1905, the SEC rules relating to confidential information and other applicable laws and regulations, we request on behalf of the Company that the Confidentially Submitted

Securities and Exchange Commission
July 30, 2009

Information be maintained in confidence, not be made part of any public record and not be disclosed to any person or entity.
     Pursuant to Rule 12b-4, we also request on behalf of the Company that the Staff return all copies of the Confidentially Submitted Information to the undersigned upon completion of its review of the Confidentially Submitted Information.
     The Confidentially Submitted Information is not available to the general public. The Company would not willingly make the Confidentially Submitted Information publicly available. The Company restricts access to the Confidentially Submitted Information solely to its key employees, legal counsel, independent accountants and those third parties who are bound by some duty of confidentiality. Public disclosure of the Confidentially Submitted Information would cause substantial harm to the competitive position of the Company. Competitors of the Company would be alerted to valuable information which is otherwise not available.
     Any questions regarding this request should be directed to the undersigned at Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, NY 10036, telephone: (212) 872-1064.
Sincerely,
Ackneil M. Muldrow, III
Enclosure

Copy:	Doug Jones, Securities and Exchange Commission
Jeffrey Sears, Securities and Exchange Commission
Christian Farman, Thor Industries, Inc.
Thomas Smigel, Deloitte LLP